Exhibit 1

NXP Semiconductors

INTERIM REPORT

NXP SEMICONDUCTORS N.V.

PERIOD ENDED

September 28, 2014

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made; and, except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our filings are available from our Investor Relations department or from the SEC website, www.sec.gov.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Use of non-U.S. GAAP information

In presenting and discussing NXP’s financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation as alternatives to the equivalent U.S. GAAP measure(s) and should be used in conjunction with the most directly comparable U.S. GAAP measure(s).

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read together with the consolidated condensed financial statements included elsewhere in this document. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements.

Introduction

The Company

Our legal name is NXP Semiconductors N.V. and our commercial name is “NXP” or “NXP Semiconductors”.

We are incorporated in the Netherlands as a Dutch public company with limited liability (naamloze vennootschap).

We are a holding company whose only material assets are the 100% ownership of the shares of NXP B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), which provides leading High-Performance Mixed-Signal and Standard Products solutions that leverages application insight and technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. NXP’s product solutions are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications.

Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729233. Our registered agent in the United States is NXP Semiconductors USA, Inc., 411 East Plumeria Drive, San Jose, CA 95134, United States of America, phone number +1 408 518 5400.

Results of Operations

The following table presents the composition of operating income (loss).

($ in millions, unless otherwise stated)	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Revenue	1,515	1,249	4,110	3,522
% nominal growth	21.3	6.8	16.7	8.6
Gross profit	713	570	1,936	1,588
Research and development	(196)	(163)	(565)	(471)
Selling, general and administrative	(211)	(239)	(640)	(672)
Other income (expense)	1	—	8	8

Operating income (loss)	307	168	739	453

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Revenue

The following table presents revenue and revenue growth by segment for the three months and YTD ended September 28, 2014 and September 29, 2013. The growth percentages represent the nominal growth of revenue compared to the same period in the previous year.

($ in millions, unless otherwise stated)	Q3 2014		Q3 2013		YTD 2014		YTD 2013
	Revenue	Growth %	Revenue	Growth %	Revenue	Growth %	Revenue	Growth %
HPMS (1)	1,139	23.5	922	14.7	3,039	18.0	2,576	17.6
SP	333	14.4	291	(7.9)	944	10.9	851	(3.4)
Corporate and Other	43	19.4	36	(28.0)	127	33.7	95	(44.1)

Total	1,515	21.3	1,249	6.8	4,110	16.7	3,522	8.6

(1)	Effective January 1, 2015, NXP will reorganize the HPMS segment from the current four business lines: Automotive, Identification, Infrastructure & Industrial and Portable & Computing into the following four business lines: Automotive, Secure Identification Solutions, Secure Connected Devices and Secure Interfaces and Power.

The revenue discussion below is qualitative in nature as it pertains to price, volume and mix analysis. Traditional price, volume and mix analysis is not practicable due to the diversity of our product lines and the rapid evolution of technology, including the frequent integration of additional functionality on a single integrated circuit.

Q3 2014 compared to Q3 2013

Revenue increased by $266 million to $1,515 million in the third quarter of 2014 compared to $1,249 million in the third quarter of 2013, a year-on-year growth of 21.3%.

Our HPMS segment saw an increase in revenue of $217 million to $1,139 million in the third quarter of 2014 compared to $922 million in the third quarter of 2013, resulting in 23.5% year-on-year growth. Our Portable & Computing business showed revenue increases within most product groups. Within our Identification business the main revenue increase was within mobile transactions products. The Industrial & Infrastructure business showed revenue increases mainly within RF Power.

Revenue for our SP segment increased by $42 million to $333 million in the third quarter of 2014, compared to $291 million in the third quarter of 2013. The increases were mainly within the product groups small signal diodes and power MOS.

YTD 2014 compared to YTD 2013

Revenue was $4,110 million in the first nine months of 2014 compared to $3,522 million in the first nine months of 2013, a nominal increase of 16.7%.

Our HPMS segment saw an increase in revenue of $463 million to $3,039 million in the first nine months of 2014 compared to $2,576 million in the first nine months of 2013, resulting in 18.0% year-on-year growth. All businesses showed strong increases, especially the Portable & Computing and the Automotive businesses.

Revenue for our SP segment increased by $93 million to $944 million in the first nine months of 2014, compared to $851 million in the first nine months of 2013. The increases were mainly within the product groups small signal diodes and power MOS.

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Gross Profit

The following table presents gross profit by segment for the three months and YTD ended September 28, 2014 and September 29, 2013.

	Q3 2014		Q3 2013		YTD 2014		YTD 2013
($ in millions, unless otherwise stated)	Gross profit	% of segment revenue	Gross profit	% of segment revenue	Gross profit	% of segment revenue	Gross profit	% of segment revenue
HPMS	605	53.1	493	53.5	1,658	54.6	1,382	53.6
SP	103	30.9	81	27.8	279	29.6	219	25.7
Corporate and Other	5	11.6	(4)	(11.1)	(1)	(0.8)	(13)	(13.7)

Total	713	47.1	570	45.6	1,936	47.1	1,588	45.1

Q3 2014 compared to Q3 2013

Gross profit in the third quarter of 2014 was $713 million, or 47.1% of revenue compared to $570 million, or 45.6% of revenue in the third quarter of 2013, an increase of $143 million. The increase in gross profit was mainly driven by a favorable product mix.

Our HPMS segment had a gross profit of $605 million, or 53.1% of revenue in the third quarter of 2014, compared to $493 million, or 53.5% of revenue in the third quarter of 2013, mainly driven by a favorable product mix.

Gross profit in our SP segment was $103 million or 30.9% of revenue in the third quarter of 2014, compared to $81 million, or 27.8% of revenue in the third quarter of 2013. The increase in gross profit was mainly attributed to a favorable product mix and lower depreciation expense of $8 million as a result of a change to the estimated useful life of certain assets used in our front-end and back-end manufacturing operations. For additional discussion of our change in an accounting estimate, please see Note 3 “Supplemental Financial Information” to the Condensed Consolidated Financial Statements.

YTD 2014 compared to YTD 2013

Gross profit in the first nine months of 2014 amounted to $1,936 million, or 47.1% of revenue compared to $1,588 million, or 45.1% of revenue in the first nine months of 2013. The increase was mainly driven by improved utilization in our factories and a favorable product mix.

Our HPMS segment had a gross profit of $1,658 million, or 54.6% of revenue in the first nine months of 2014, compared to $1,382 million, or 53.6% of revenue in the first nine months of 2013. The increase in gross profit was primarily due to a favorable product mix.

Gross profit in our SP segment was $279 million, or 29.6% of revenue in the first nine months of 2014, compared to $219 million, or 25.7% of revenue in the first nine months of 2013. The increase in gross profit was mainly attributed to improved utilization in our factories, favorable product mix and lower depreciation expense of $19 million as a result of a change to the estimated useful life of certain assets used in our front-end and back-end manufacturing operations. This was partly offset by $27 million higher restructuring and restructuring related charges.

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Operating expenses

The following table presents operating expenses by segment for the three months and YTD ended September 28, 2014 and September 29, 2013.

	Q3 2014		Q3 2013		YTD 2014		YTD 2013
($ in millions, unless otherwise stated)	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue
HPMS	331	29.1	308	33.4	958	31.5	897	34.8
SP	65	19.5	61	21.0	200	21.2	183	21.5
Corporate and Other	11	25.6	33	91.7	47	37.0	63	66.3

Total	407	26.9	402	32.2	1,205	29.3	1,143	32.5

The following table presents the composition of operating expenses by line item in the statement of operations.

($ in millions, unless otherwise stated)	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Research and development	196	163	565	471
Selling, general and administrative	211	239	640	672

Operating expenses	407	402	1,205	1,143

Q3 2014 compared to Q3 2013

Operating expenses increased $5 million to $407 million in the third quarter of 2014, compared to $402 million in the third quarter of 2013, though as a percentage of revenue decreased to 26.9% in the third quarter of 2014 compared to 32.2% in the third quarter of 2013. The increase was driven by higher investments in research and development primarily in our HPMS segment coupled with higher share-based compensation costs. Within selling, general and administrative the $25 million lower PPA expenses were partly offset by $11 million higher share-based compensation costs. PPA expenses are lower mainly due to components of the intangible assets becoming fully amortized during the course of 2013.

In our HPMS segment, operating expenses increased $23 million, amounting to $331 million, or 29.1% of revenue in the third quarter of 2014, compared to $308 million, or 33.4% of revenue in the third quarter of 2013. Higher investments in research and development of $35 million were partly offset by lower selling, general and administrative expenses, as a result of the offset of $24 million lower PPA expenses and $8 million higher share-based compensation costs.

In Corporate and Other, operating expenses decreased $22 million, amounting to $11 million in the third quarter of 2014, compared to $33 million in the third quarter of 2013, resulting mainly from $16 million lower restructuring costs compared with last year’s quarter.

YTD 2014 compared to YTD 2013

Operating expenses increased $62 million to $1,205 million in the first nine months of 2014, compared to $1,143 million in the first nine months of 2013, though as a percentage of revenue decreased to 29.3% in the first nine months of 2014 compared to 32.5% in the first nine months of 2013. The increase was primarily caused by the higher investments in research and development especially in our HPMS segment coupled with higher share-based compensation costs. Within selling, general and administrative the $70 million lower PPA expenses were partly offset by $35 million higher share-based compensation costs.

In our HPMS segment, operating expenses amounted to $958 million, or 31.5% of revenue in the first nine months of 2014, compared to $897 million, or 34.8% of revenue in the first nine months of 2013. The increase was primarily driven by increased investments in research and development of $91 million and $32 million higher share-based compensation costs. This is partly offset by $71 million lower PPA expenses.

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Operating expenses in our SP segment were $200 million, or 21.2% of revenue in the first nine months of 2014, compared to $183 million, or 21.5% of revenue in the first nine months of 2013. This increase was mainly driven by higher share-based compensation costs.

Restructuring charges

Q3 2014 compared to Q3 2013

Net restructuring and restructuring related charges that affected our operating income amounted to $6 million in the third quarter of 2014 compared to $23 million in the third quarter of 2013.

In the third quarter of 2014, we had a net restructuring benefit of $1 million, recorded in liabilities. Furthermore $7 million of restructuring and restructuring related costs were charged directly to our operating income.

In the third quarter of 2013, $23 million of restructuring related costs were charged directly to our operating income. For an additional discussion of our restructuring charges, please see Note 9 “Restructuring Charges” to the Condensed Consolidated Financial Statements.

YTD 2014 compared to YTD 2013

In the first nine months of 2014 the net restructuring and restructuring related charges that affected our operating income amounted to $45 million compared to $17 million in the first nine months of 2013.

In the first nine months of 2014, we accrued net restructuring charges of $23 million, relating mainly to a workforce reduction charge as a result of redundancy at our ICN 8 wafer fab in Nijmegen ($16 million) and our wafer fab in Hamburg ($7 million). Furthermore $22 million of restructuring related costs were charged directly to our operating income.

In the first nine months of 2013, we had net restructuring charges of $1 million, recorded in the liabilities. Furthermore, $16 million of restructuring related costs were charged directly to our operating income.

Operating income (loss)

The following table presents operating income (loss) by segment for the three months and YTD ended September 28, 2014 and September 29, 2013.

	Q3 2014		Q3 2013		YTD 2014		YTD 2013
($ in millions, unless otherwise stated)	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue
HPMS	274	24.1	184	20.0	706	23.2	485	18.8
SP	38	11.4	21	7.2	79	8.4	37	4.3
Corporate and Other	(5)	(11.6)	(37)	(102.8)	(46)	(36.2)	(69)	(72.6)

Total	307	20.3	168	13.5	739	18.0	453	12.9

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The table below depicts the PPA effects for the three months and YTD ended September 28, 2014 and September 29, 2013 per line item in the statement of operations.

($ in millions, unless otherwise stated)	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Gross profit	(3)	(2)	(9)	(8)
Selling, general and administrative	(39)	(64)	(121)	(191)
Other income (expense)	—	—	(3)	—

Operating income (loss)	(42)	(66)	(133)	(199)

“PPA effects” reflect the amortization in the period related to fair value adjustments resulting from acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. The PPA effect on the Company’s gross profit refers to additional depreciation charges on tangible fixed assets, resulting from the step-up in fair values. The amortization charges related to long-lived intangible assets are reflected in general and administrative expenses.

The table below summarizes the PPA effects for the three months and YTD ended September 28, 2014 and September 29, 2013 on operating income (loss) by segment.

($ in millions, unless otherwise stated)	Q3 2014	Q3 2013	YTD 2014	YTD 2013
HPMS	(22)	(46)	(68)	(137)
SP	(15)	(14)	(46)	(44)
Corporate and Other	(5)	(6)	(19)	(18)

Total	(42)	(66)	(133)	(199)

Net income (loss)

The following table presents the composition of net income.

($ in millions, unless otherwise stated)	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Operating income (loss)	307	168	739	453
Financial income (expense)	(168)	3	(273)	(195)
Benefit (provision) for income taxes	(4)	(1)	(31)	(10)
Result equity-accounted investees	3	2	5	52

Net income (loss)	138	172	440	300

The following table presents the details of financial income and expenses.

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Financial income (expense)

($ in millions, unless otherwise stated)	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Interest income	—	1	2	2
Interest expense	(34)	(45)	(104)	(142)
Foreign exchange results	(131)	52	(155)	31
Extinguishment of debt	—	—	(3)	(60)
Other	(3)	(5)	(13)	(26)

Total	(168)	3	(273)	(195)

Q3 2014 compared to Q3 2013

Financial income (expense) was an expense of $168 million in the third quarter of 2014, compared to an income of $3 million in the third quarter of 2013. In the third quarter of 2014 a strengthening USD versus the EUR led to $131 million loss on foreign exchange results whilst the $52 million gain in foreign exchange results in the third quarter of 2013 was mainly due to a weakening USD versus the Euro. Net interest expense amounted to $34 million in the third quarter of 2014 compared to $44 million in the third quarter of 2013. The $10 million decrease in net interest expense was mainly due to lower interest rates as a result of debt restructurings during 2013 and the first three months of 2014.

YTD 2014 compared to YTD 2013

Financial income (expense), including the extinguishment of debt, was an expense of $273 million in the first nine months of 2014, compared to an expense of $195 million in the first nine months of 2013. Extinguishment of debt amounted to a loss of $3 million in the first nine months of 2014, compared to a loss of $60 million related to extinguishment of debt in the first nine months of 2013. During the first nine months of 2014 financial income (expense) included a loss of $155 million as a result of changes in foreign exchange rates mainly applicable to re-measurement of our U.S. dollar-denominated notes, which reside in a euro functional currency entity, compared to a profit of $31 million in the first nine months of 2013. Net interest expense amounted to $102 million in the first nine months of 2014 compared to $140 million in the first nine months of 2013. The $38 million decrease in net interest expense was mainly due to lower interest rates as a result of debt restructurings during 2013 and the first three months of 2014.

Benefit (provision) for income taxes

Q3 2014 compared to Q3 2013

The provision for income taxes was $4 million for the three months ended September 28, 2014, compared to a $1 million provision for income taxes for the three months ended September 29, 2013, and the effective income tax rates were 2.9% and 0.6%, respectively. The effective income tax rates were impacted by foreign earnings taxed at lower rates than the Netherlands statutory rate, tax incentives in certain jurisdictions, and the mix of income and losses in various jurisdictions.

YTD 2014 compared to YTD 2013

The provision for income taxes was $31 million for the nine months ended September 28, 2014, compared to $10 million for the nine months ended September 29, 2013, and the effective income tax rates were 6.7% and 3.9%, respectively. The effective income tax rates were impacted by foreign earnings taxed at lower rates than the Netherlands statutory rate, tax incentives in certain jurisdictions, and the mix of income and losses in various jurisdictions.

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Results relating to equity-accounted investees

Q3 2014 compared to Q3 2013

Results relating to the equity-accounted investees amounted to a gain of $3 million in the third quarter of 2014, compared to a gain of $2 million in the third quarter of 2013.

YTD 2014 compared to YTD 2013

Results relating to the equity accounted investees amounted to a gain of $5 million for the first nine months of 2014, compared to a gain of $52 million in the first nine months of 2013. The gain in the first nine months of 2013 reflects a $46 million release of a contingent liability related to an arbitration commenced by STMicroelectronics (ST). By ruling of April 2, 2013, the ICC arbitration tribunal dismissed all claims made by ST in this arbitration. No appeal was available to ST. Based on this award, the provision amounting to $46 million, established in 2012 was released.

Non-controlling interests

Q3 2014 compared to Q3 2013

Non-controlling interests are related to the third party share in the results of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $17 million in the third quarter of 2014, compared to a profit of $17 million in the third quarter of 2013.

YTD 2014 compared to YTD 2013

Non-controlling interests are related to the third party share in the results of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $50 million for the first nine months ended September 28, 2014, compared to a profit of $48 million for the first nine months ended September 29, 2013.

Employees

The following tables provide an overview of the number of full-time employees per segment and geographic area at September 28, 2014 and December 31, 2013.

(number of full-time employees)	September 28, 2014	December 31, 2013
HPMS	3,229	3,128
SP	1,647	1,864
Corporate and Other	22,359	20,699

Total	27,235	25,691

(number of full-time employees)	September 28, 2014	December 31, 2013
Europe and Africa	6,274	6,574
Americas	502	479
Greater China	7,757	7,335
Asia Pacific	12,702	11,303

Total	27,235	25,691

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Liquidity and Capital Resources

At September 28, 2014, our cash balance was $594 million. Taking into account the undrawn amount of the Secured Revolving Credit Facility, we had access to $633 million of liquidity as of September 28, 2014. Since December 31, 2013 our cash balance decreased by $76 million.

At the end of the third quarter of 2014, our cash balance was $594 million, of which $373 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. During the third quarter of 2014 a dividend of $130 million in total has been paid by SSMC.

Capital expenditures increased in the first nine months of 2014 to $222 million from $144 million in the first nine months of 2013.

Since December 2013, our total debt has increased from $3,321 million to $3,808 million as of September 28, 2014. The debt increase of $487 million is mainly related to a $600 million net draw-down on our Secured Revolving Credit Facility partially offset by a long-term debt extinguishment of $86 million.

At the end of the third quarter 2014, we had a capacity of $39 million remaining under the Secured Revolving Credit Facility, net of outstanding bank guarantees, based on the end of quarter exchange rate. The amount of this availability varies with fluctuations between the euro and the U.S. dollar as the total amount of the facility, €620 million, is denominated in euro and the amounts drawn are denominated in U.S. dollars.

We repurchased $1,255 million of our common stock pursuant to our share buyback program during the nine months of 2014 at a weighted average price of $60.27 per share.

Cash Flow from Operating Activities

Net cash provided by operating activities was $912 million and $577 million for the first nine months of 2014 and 2013, respectively. The improvement was primarily due to an increase in operating income and a positive development in working capital.

Net cash interest payments were $108 million in the first nine months of 2014, compared to $130 million in the first nine months of 2013. Various capital markets transactions resulted in an improved debt maturity profile, lower interest coupons and lower cash interest payments in the first nine months of 2014.

Cash Flow from Investing Activities

Net cash used for investing activities amounted to $255 million in the first nine months of 2014, compared to net cash used of $165 million in the first nine months of 2013. The increase in cash used for investing activities was primarily due to increased capital expenditures of $78 million.

Cash Flow from Financing Activities

Net cash used for financing activities in the first nine months of 2014 was $727 million compared to $87 million in the first nine months of 2013. The increase in net cash used for financing activities primarily resulted from higher treasury share repurchases of $1,255 million compared to $242 million in the first nine months of 2013. In the first nine months net amounts drawn under the Secured Revolving Credit Facility are amounting to $600 million compared to a net repayment of $230 million in the first nine months of 2013. The cash flows related to financing activities in the nine months of 2014 and 2013 are described below under the captions YTD 2014 Financing Activities and YTD 2013 Financing Activities.

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YTD 2014 Financing Activities

2017 Term Loan

On February 14, 2014, NXP entered into a new $400 million aggregate principal amount Senior Secured Term Loan Facility due March 4, 2017. Concurrently, NXP called the $486 million principal amount Senior Secured Term Loan Facility due March 4, 2017. A $100 million draw-down under our existing Secured Revolving Credit Facility and approximately $5 million of cash on hand were used to settle the combined transactions, as well as pay the related call premium of $5 million and accrued interest of $4 million.

YTD 2013 Financing Activities

2021 Senior Unsecured Notes

On February 14, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC issued Senior Unsecured Notes with an aggregate principal amount of $500 million, which mature February 15, 2021. The Notes were issued at par and were recorded at their fair value of $500 million on the accompanying Condensed Consolidated Balance Sheet. On March 4, 2013, we used the net proceeds of $495 million together with approximately $14 million of cash on hand to fully repay $494 million principal amount Senior Secured Term Loan Facility due April 3, 2017, as well as pay related call premiums of $10 million and accrued interest of $5 million.

2023 Senior Unsecured Notes

On March 12, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC issued Senior Unsecured Notes with an aggregate principal amount of $500 million, which mature March 15, 2023. The Notes were issued at par and were recorded at their fair value of $500 million on the accompanying Condensed Consolidated Balance Sheet. On March 12, 2013, we used the net proceeds of $495 million to fully repay the $471 million principal amount Senior Secured Term Loan Facility due March 19, 2019, as well as pay related call premiums of $5 million and accrued interest of $5 million with the balance of $14 million used for general corporate purposes.

2018 Senior Unsecured Notes

On May 20, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC issued Senior Unsecured Notes in the aggregate principal amount of $750 million, which mature June 1, 2018. The Notes were issued at par and were recorded at their fair value of $750 million on the accompanying Condensed Consolidated Balance Sheet. On May 21, 2013, we used the net proceeds of $743 million together with cash on hand to repay the €142 million principal amount Senior Secured Floating Rate Notes due October 2013 for an amount of $184 million, the $58 million principal amount Senior Secured Floating Rate Notes due October 2013 and the $615 million principal amount Senior Secured Floating Rate Notes due November 2016, as well as pay related call premiums of $16 million and accrued interest of $2 million.

2016 Senior Unsecured Notes

On September 24, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC issued Senior Unsecured Notes with an aggregate principal amount of $500 million, which mature September 15, 2016. The Notes were issued at par and were recorded at their fair value of $500 million on the accompanying Condensed Consolidated Balance Sheet. On October 15, 2013, we used the net proceeds of $495 million to redeem $422 million aggregate principal amount of Senior Secured Notes due August 2018, as well as pay related call premiums of $51 million and accrued interest of $8 million. We used the balance of $14 million for general corporate purposes. As a result of the extinguishment, capitalized issue costs related to the $422 million principal amount Senior Secured Notes due August 2018 in the amount of $9 million were written off in the 4th quarter of 2013.

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Contractual Obligations

During the quarter our contractual obligations increased with approximately $240 million resulting from normal business operations.

Off-balance Sheet Arrangements

At the end of the third quarter of 2014, we had no off-balance sheet arrangements other than operating leases and other commitments resulting from normal business operations.

Eindhoven, October 24, 2014

Board of directors

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Condensed consolidated statements of operations of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the nine months ended
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Revenue	1,515	1,249	4,110	3,522
Cost of revenue	(802)	(679)	(2,174)	1,934

Gross profit	713	570	1,936	1,588
Research and development	(196)	(163)	(565)	(471)
Selling, general and administrative	(211)	(239)	(640)	(672)
Other income (expense)	1	—	8	8

Operating income (loss)	307	168	739	453
Financial income (expense):
- Extinguishment of debt	—	—	(3)	(60)
- Other financial income (expense)	(168)	3	(270)	(135)

Income (loss) before income taxes	139	171	466	258
Benefit (provision) for income taxes	(4)	(1)	(31)	(10)
Results relating to equity-accounted investees	3	2	5	52

Net income (loss)	138	172	440	300
Less: Net income (loss) attributable to non-controlling Interests	17	17	50	48

Net income (loss) attributable to stockholders	121	155	390	252
Earnings per share data:
Basic earnings per common share attributable to Stockholders in $
Net income (loss)	0.51	0.62	1.63	1.01
Diluted earnings per common share attributable to Stockholders in $
Net income (loss)	0.49	0.60	1.56	0.98
Weighted average number of shares of common stock outstanding during the period (in thousands):
- Basic	235,095	248,794	239,892	249,302
- Diluted	246,550	256,777	250,642	255,990

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements

[-14]

Condensed consolidated statements of comprehensive income of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the nine months ended
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Net income (loss)	138	172	440	300
Other comprehensive income (loss), net of tax:
Net investment hedge, net of deferred taxes of $0, $0, $0 and $0	(113)	55	(133)	34
Changes in fair value cash flow hedges, net of deferred taxes of $0, $(1), $0 and $0	(2)	1	—	(6)
Foreign currency translation adjustments	68	(14)	88	(16)
Net actuarial gain (loss), net of deferred taxes of $1, $0, $1 and $(7)	2	(1)	2	(8)
Unrealized gains/losses available-for-sale securities	2	—	1	—
Reclassification adjustments, net of deferred taxes of $0, $0, $0 and $0:
Changes in fair value cash flow hedges *	—	2	2	3

Total other comprehensive income (loss)	(43)	43	(40)	7

Total comprehensive income (loss)	95	215	400	307
Less: Comprehensive income (loss) attributable to non-controlling interests	17	17	50	48

Total comprehensive income (loss) attributable to stockholders	78	198	350	259

*	Included in Cost of revenue in the Condensed Consolidated Statements of Operations.

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements

[-15]

Condensed consolidated balance sheets of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	September 28, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	594	670
Receivables, net	728	542
Assets held for sale	6	13
Inventories, net	748	740
Deferred tax assets	8	11
Other current assets	99	116

Total current assets	2,183	2,092

Non-current assets:
Investments in equity-accounted investees	59	52
Other non-current assets	141	144
Property, plant and equipment, net of accumulated depreciation of $2,535 and $2,544	1,087	1,048
Identified intangible assets, net of accumulated amortization of $1,989 and $1,942	586	755
Goodwill	2,210	2,358

Total non-current assets	4,083	4,357

Total assets	6,266	6,449
Liabilities and equity
Current liabilities:
Accounts payable	670	544
Liabilities held for sale	—	1
Restructuring liabilities-current	47	103
Payroll and related benefits	303	260
Accrued liabilities	227	245
Short-term debt	18	40

Total current liabilities	1,265	1,193
Non-current liabilities:
Long-term debt	3,790	3,281
Pension and postretirement benefits	240	247
Restructuring liabilities	3	14
Other non-current liabilities	137	168

Total non-current liabilities	4,170	3,710
Equity:
Non-controlling interests	245	245
Stockholders’ equity:
Common stock, par value €0.20 per share:
- Authorized: 430,503,000 shares (2013: 430,503,000 shares)
- Issued and fully paid: 251,751,500 shares (2013: 251,751,500 shares)	51	51
Capital in excess of par value	6,268	6,175
Treasury shares, at cost:
- 20,999,375 shares (2013: 4,170,833 shares)	(1,263)	(167)
Accumulated deficit	(4,777)	(5,105)
Accumulated other comprehensive income (loss)	307	347

Total Stockholders’ equity	586	1,301

Total equity	831	1,546

Total liabilities and equity	6,266	6,449

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements

[-16]

Condensed consolidated statements of cash flows of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the nine months ended
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Cash flows from operating activities:
Net income (loss)	138	172	440	300
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	103	137	308	401
Stock-based compensation	34	20	99	57
Net (gain) loss on sale of assets	(1)	—	(7)	(2)
(Gain) loss on extinguishment of debt	—	—	3	60
Results relating to equity-accounted investees	(3)	(2)	(5)	(52)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	(81)	(13)	(216)	(83)
(Increase) decrease in inventories	(6)	(5)	(15)	(35)
Increase (decrease) in accounts payable and accrued liabilities	93	46	146	(48)
Decrease (increase) in other non-current assets	2	(4)	17	10
Exchange differences	131	(52)	155	(31)
Other items	(13)	(1)	(13)	—

Net cash provided by (used for) operating activities	397	298	912	577
Cash flows from investing activities:
Purchase of identified intangible assets	(8)	(10)	(26)	(27)
Capital expenditures on property, plant and equipment	(82)	(54)	(222)	(144)
Proceeds from disposals of property, plant and equipment	1	—	2	5
Proceeds from disposals of assets held for sale	—	—	3	—
Purchase of interests in businesses	—	(1)	(2)	(1)
Proceeds from sale of interests in businesses	—	—	1	—
Proceeds from return of equity investment	—	—	—	1
Decrease (increase) in non-current assets and deposits	(1)	(1)	(11)	1

Net cash provided by (used for) investing activities	(90)	(66)	(255)	(165)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(17)	(7)	(17)	(9)
Amounts drawn under the revolving credit facility	300	—	800	380
Repayments under the revolving credit facility	(50)	(175)	(200)	(610)
Repurchase of long-term debt	—	—	(92)	(1,854)
Principal payments on long-term debt	(5)	(2)	(10)	(11)
Net proceeds from the issuance of long-term debt	—	495	—	2,227
Dividends paid to non-controlling interests	(50)	(47)	(50)	(47)
Cash proceeds from exercise of stock options	25	29	97	79
Purchase of treasury shares	(574)	(159)	(1,255)	(242)

Net cash provided by (used for) financing activities	(371)	134	(727)	(87)
Effect of changes in exchange rates on cash positions	(3)	6	(6)	(1)

Increase (decrease) in cash and cash equivalents	(67)	372	(76)	324
Cash and cash equivalents at beginning of period	661	569	670	617

Cash and cash equivalents at end of period	594	941	594	941

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements

[-17]

Condensed consolidated statements of changes in equity of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	Outstanding number of shares (in thousands)	Common stock	Capital in excess of par value	Treasury shares at cost	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholders’ equity	Non- controlling interests	Total equity
Balance as of December 31, 2013	247,581	51	6,175	(167)	(5,105)	347	1,301	245	1,546
Net income (loss)					390		390	50	440
Other comprehensive income						(40)	(40)		(40)
Share-based compensation plans			93				93		93
Treasury shares	(20,825)			(1,255)			(1,255)		(1,255)
Shares issued pursuant to stock awards	3,996			159	(62)		97		97
Dividends to non-controlling interests								(50)	(50)

Balance as of September 28, 2014	230,752	51	6,268	(1,263)	(4,777)	307	586	245	831

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements

[-18]

NXP SEMICONDUCTORS N.V.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

All amounts in millions of $ unless otherwise stated

1 Basis of Presentation

NXP Semiconductors N.V. (including our subsidiaries, referred to collectively herein as “NXP”, “NXP Semiconductors”, “we”, “our”, “us” and the “Company”) is a global semiconductors company and a long-standing supplier in the industry, with over 50 years of innovation and operating history. We provide leading High Performance Mixed Signal and Standard Product solutions that leverage our deep application insight and our technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. Our product solutions are used in a wide range of application areas including: automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer, computing and software solutions for mobile phones.

We are incorporated in the Netherlands as a Dutch public company with limited liability (naamloze vennootschap). Our only material assets are the 100% ownership of the shares of NXP B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), which provides leading High-Performance Mixed-Signal and Standard Products solutions.

We have prepared these statements without audit, pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). The condensed consolidated balance sheet as of December 31, 2013 has been derived from audited financial statements. To prepare the financial statements in conformity with U.S. generally accepted accounting principles, management has made a number of estimates and assumptions relating to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Certain information and note disclosures, normally included in comprehensive financial statements prepared in accordance with U.S. generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations of the SEC. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our latest annual report on Form 20-F.

In the opinion of management, the consolidated financial statements reflect all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the consolidated financial position of NXP and its subsidiaries as of September 28, 2014, the consolidated statements of operations, comprehensive income and the cash flows for the three and nine-month periods ended September 28, 2014 and September 29, 2013, and the consolidated statement of changes in equity for the nine-month period ended September 28, 2014. The results of operations for such interim periods are not necessarily indicative of the results for the full year.

In the condensed consolidated balance sheets, the prior year amount relating to accumulated depreciation was adjusted, due to an immaterial error. The accumulated depreciation and cost basis of certain fully depreciated assets had been incorrectly presented resulting in an offsetting understatement of both the cost basis of property, plant and equipment and total accumulated depreciation. There was no change to total property, plant and equipment, net.

Under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated our disclosure controls and procedures and internal control over financial reporting. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that (i) our disclosure controls and procedures were effective as of September 28, 2014, and (ii) no change in internal control over financial reporting occurred during the quarter ended September 28, 2014, that has materially affected, or is reasonably likely to materially affect, such internal control over financial reporting.

[-19]

2 Significant accounting policies

Principles for consolidated financial statements

The Consolidated Financial Statements include the accounts of the Company together with its consolidated subsidiaries, including NXP B.V. and all entities in which the Company holds a direct or indirect controlling interest, in such a way that the Company would have the power to direct the activities of the entity that most significantly impact the entity’s economic performance and the obligation to absorb the losses or the right to receive benefits of the entity that could be potentially significant to the Company. Investments in companies in which the Company exercises significant influence but does not control, are accounted for using the equity method. The Company’s share of the net income of these companies is included in results relating to equity-accounted investees in the consolidated statements of operations.

All intercompany balances and transactions have been eliminated in the Consolidated Financial Statements. Net income (loss) includes the portion of the earnings of subsidiaries applicable to non-controlling interests. The income (loss) and equity attributable to non-controlling interests are disclosed separately in the consolidated statements of operations and in the consolidated balance sheets under non-controlling interests.

Accounting standards adopted in 2014

•	ASU No. 2013-05 “Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”

On March 4, 2013, the FASB issued ASU 2013-05, which indicates that the entire amount of a cumulative translation adjustment (CTA) related to an entity’s investment in a foreign entity should be released when there has been a:

•	Sale of a subsidiary or group of net assets within a foreign entity and the sale represents the substantially complete liquidation of the investment in the foreign entity.

•	Loss of a controlling financial interest in an investment in a foreign entity (i.e., the foreign entity is deconsolidated).

•	Step acquisition for a foreign entity (i.e., when an entity has changed from applying the equity method for an investment in a foreign entity to consolidating the foreign entity).

The ASU does not change the requirement to release a pro rata portion of the CTA of the foreign entity into earnings for a partial sale of an equity method investment in a foreign entity. The effective date for NXP was January 1, 2014. There was no impact on the Company’s financial statements. In the event that NXP enters into a divestment, the ASU could have a material impact to the financial statements.

•	ASU No. 2013-11 “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”

On July 18, 2013 the FASB issued ASU 2013-11 which provides guidance on financial statement presentation of an unrecognized tax benefit (UTB) when a net operating loss (NOL) carryforward, a similar tax loss, or a tax credit carryforward exists.

Under the ASU, an entity must present a UTB, or a portion of a UTB, in the financial statements as a reduction to a deferred tax asset (DTA) for an NOL carryforward, a similar tax loss, or a tax credit carryforward except when:

•	An NOL carryforward, a similar tax loss, or a tax credit carryforward is not available as of the reporting date under the governing tax law to settle taxes that would result from the disallowance of the tax position.

•	The entity does not intend to use the DTA for this purpose.

If either of these conditions exists, an entity should present a UTB in the financial statements as a liability and should not net the UTB with a DTA. New recurring disclosures are not required because the ASU does not affect the recognition or measurement of uncertain tax positions under ASC 740.

The effective date for NXP was January 1, 2014.

The ASU had no significant impact on the Company’s financial statements.

[-20]

Recently issued accounting standards

•	ASU No. 2014-08 “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”

On April 10, 2014, the FASB issued ASU 2014-08, which amends the definition of a discontinued operation in ASC 205-20 and requires entities to provide additional disclosures about discontinued operations as well as disposal transactions that do not meet the discontinued- operations criteria. A disposal of a component of an entity or group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results as determined when the component or group of components:

(i)	Meets the criteria to be classified as held for sale or

(ii)	Is disposed of by sale or

(iii)	Is disposed of other than by sale

The ASU also expands the scope of ASC 205-20 to disposals of equity method investments and businesses that, upon initial acquisition, qualify as held for sale.

The ASU is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. The Company has the intention to implement the provisions of ASU 2014-08 as of January 1, 2015.

•	ASU No. 2014-09 “Revenue from Contracts with Customers (Topic 606)”

On May 28, 2014 the FASB and IASB issued their final standard on revenue from contracts with customers. The standard, issued as ASU 2014-09 by the FASB and as IFRS 15 by the IASB, outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” In applying the revenue model to contracts within its scope, an entity will:

•	Identify the contract(s) with a customer (step 1)

•	Identify the performance obligations in the contract (step 2)

•	Determine the transaction price (step 3)

•	Allocate the transaction price to the performance obligations in the contract (step 4)

•	Recognize revenue when (or as) the entity satisfies a performance obligation (step 5)

Compared with current US GAAP, the ASU also requires significantly expanded disclosures about revenue recognition.

The ASU is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016, for public entities. Entities have the option of using either a full retrospective or a modified approach to adopt the guidance in the ASU. The Company will implement the provisions of ASU 2014-09 as of January 1, 2017. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

•	ASU No. 2014-15 “Presentation of Financial Statements—Going Concern (Subtopic 205-40)”

On August 27, 2014 the FASB issued ASU 2014-15, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.”

The ASU is effective for annual periods ending after December 15, 2016 and interim periods thereafter. Early adoption is permitted. The Company will apply the ASU prospectively as from January 1, 2017.

The ASU is not expected to have a significant impact on the Company’s financial statements.

[-21]

3 Supplemental Financial Information

Statement of Operations Information

Change in accounting estimate

Effective January 1, 2014 we extended the estimated useful life of the machinery and equipment used in our Standard Products front-end and back-end manufacturing processes. We reassessed the estimated useful life of these assets as a result of longer product life cycles, enhancements to manufacturing equipment, the versatility of manufacturing equipment to provide better flexibility to meet changes in customer demand and the ability to re-use equipment over several technology cycles.

We believe that the change in estimated useful life better reflects the future usage of this equipment. The effect of this change in estimated useful life is recognized prospectively as a change in accounting estimate. As a result of this change in accounting estimate, depreciation expense was reduced and operating income and net income increased by approximately $19 million for the nine months ended September 28, 2014.

Earnings per share

The computation of earnings per share (EPS) is presented in the following table :

	For the three months ended		For the nine months ended
($ in millions, unless otherwise stated)	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Net income (loss)	138	172	440	300
Less: net income (loss) attributable to non-controlling interests	17	17	50	48

Net income (loss) attributable to stockholders	121	155	390	252
Weighted average number of shares outstanding (after deduction of treasury shares) during the year (in thousands)	235,095	248,794	239,892	249,302
Plus incremental shares from assumed conversion of:
Options	7,096	5,313	6,684	4,780
Restricted Share Units, Performance Share Units and Equity rights	4,359	2,670	4,066	1,908

Dilutive potential common shares	11,455	7,983	10,750	6,688
Adjusted weighted average number of shares outstanding (after deduction of treasury shares) during the year (in thousands)1), 2)	246,550	256,777	250,642	255,990
Basic EPS attributable to stockholders in $:
Net income (loss)	0.51	0.62	1.63	1.01
Diluted EPS attributable to stockholders in $:
Net income (loss)	0.49	0.60	1.56	0.98

1)	In Q3 2014, 1,473,133 securities (Q3 2013: 7,034,693 securities) that could potentially dilute basic EPS were excluded in the computation of dilutive EPS, because the effect would have been anti-dilutive for the period presented.
2)	In the 9 months of 2014, 1,444,746 securities (9 months of 2013: 7,215,058 securities) that could potentially dilute basic EPS were excluded in the computation of dilutive EPS, because the effect would have been anti-dilutive for the period presented.

[-22]

Balance Sheet Information

Inventories

Inventories are summarized as follows:

	September 28, 2014	December 31, 2013
Raw materials	59	59
Work in process	586	597
Finished goods	103	84

	748	740

The portion of finished goods stored at customer locations under consignment amounted to $19 million as of September 28, 2014 (December 31, 2013: $22 million).

The amounts recorded above are net of allowance for obsolescence, totaling $61 million as of September 28, 2014 (December 31, 2013: $63 million).

Accumulated other comprehensive income (loss), net of tax

Total comprehensive income (loss) represents net income (loss) plus the results of certain equity changes not reflected in the Consolidated Statements of Operations. The after-tax components of accumulated other comprehensive income (loss) and their corresponding changes are shown below:

	Net investment hedge	Change in fair value cash flow hedges	Currency translation differences	Net actuarial gain/(losses)	Unrealized gains/losses available-for-sale securities	Accumulated Other Comprehensive Income (loss)
As of December 31, 2013	(117)	(4)	487	(19)	—	347
Other comprehensive income (loss)	(133)	2	88	2	1	(40)

As of September 28, 2014	(250)	(2)	575	(17)	1	307

[-23]

Cash Flow Information

	For the three months ended		For the nine months ended
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Supplement disclosures to the condensed consolidated cash flows
Net cash paid during the period for:
Interest	45	51	108	130
Income taxes	5	5	17	21
Net gain (loss) on sale of assets:
Cash proceeds from the sale of assets	1	1	6	8
Book value of these assets	—	(1)	(8)	(6)
Non-cash gains (losses)	—	—	9	—

	1	—	7	2
Non-cash investing information:
Assets received in lieu of cash from the sale of businesses:
Fair value of Available for Sale Securities	—	—	9	—
Non-cash financing information:
Exchange of Term Loan A1 for Term Loan E	—	—	400	—
Other items:
Other items consist of the following non-cash elements in income:
Non-cash interest cost due to applying effective interest method	—	—	—	2
Others	(13)	(1)	(13)	(2)

	(13)	(1)	(13)	—

4 Fair value of financial assets and liabilities

The following table summarizes the estimated fair value and carrying amount of our financial instruments measured on a recurring basis:

		September 28, 2014		December 31, 2013
	Fair value hierarchy1)	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets:
Other financial assets	2	36	36	18	18
Derivative instruments – assets	2	2	2	1	1
Liabilities:
Short-term debt	2	(10)	(10)	(31)	(31)
Short-term debt (bonds)	1	(8)	(8)	(9)	(9)
Long-term debt (bonds)	1	(3,035)	(3,048)	(3,124)	(3,181)
Other long-term debt	2	(755)	(755)	(157)	(157)
Derivative instruments – liabilities	2	(3)	(3)	(6)	(6)

1)	Transfers between the levels of fair value hierarchy are recognized when a change in circumstances would require it. There were no transfers during the reporting periods presented in the table above.

The following methods and assumptions were used to estimate the fair value of financial instruments:

Other financial assets and derivatives

For other financial assets and derivatives, the fair value is based upon significant other observable inputs depending on the nature of the other financial asset.

Debt

The fair value is estimated on the basis of the quoted market prices for certain issues. Accrued interest is included under accounts payable and not within the carrying amount or estimated fair value of debt.

[-24]

Assets and liabilities recorded at fair value on a non-recurring basis

We measure and record our non-marketable equity investments (non-marketable equity method and cost method investments) and non-financial assets, such as intangible assets and property, plant and equipment, at fair value when an impairment charge is required.

5 Debt

Short-term debt

	September 28, 2014	December 31, 2013
Short-term bank borrowings	7	24
Current portion of long-term debt	11	16

Total	18	40

At September 28, 2014, short-term bank borrowings of $7 million (December 31, 2013: $24 million) consisted of a local bank borrowing by our Chinese subsidiary.

Long-term debt

	Range of interest rates	Average rate of interest	Amount outstanding September 28, 2014	Due within 1 yr	Due after Q3, 2015	Due after Q3, 2019	Average remaining term (in years)	Amount outstanding December 31, 2013
USD notes	2.8% - 5.8%	4.2%	3,043	8	3,035	1,375	4.7	3,133
Revolving Credit Facility	2.2% - 2.2%	2.2%	750	—	750	—	2.4	150
Bank borrowings	2.0% - 2.0%	2.0%	3	1	2	—	0.6	4
Liabilities arising from capital lease transactions	2.6% - 13.8%	5.9%	5	2	3	—	1.6	10

		3.8%	3,801	11	3,790	1,375	4.2	3,297

During the first nine months ended September 28, 2014, the book value of our long-term debt, excluding the current portion of long-term debt classified within short-term debt, increased by $504 million. The increase is mainly related to a $600 million net draw-down on our Secured Revolving Credit Facility and partially offset by a long-term debt extinguishment of $86 million as described below under YTD 2014 Financing Activities.

YTD 2014 Financing Activities

2017 Term Loan

On February 14, 2014, NXP entered into a new $400 million aggregate principal amount Senior Secured Term Loan Facility due March 4, 2017. Concurrently, NXP called the $486 million principal amount Senior Secured Term Loan Facility due March 4, 2017. A $100 million draw-down under our existing Secured Revolving Credit Facility and approximately $5 million of cash on hand were used to settle the combined transactions, as well as pay the related call premium of $5 million and accrued interest of $4 million.

[-25]

U.S. dollar-denominated notes

The following table summarizes the outstanding notes as of September 28, 2014:

	Principal amount	Fixed/ floating	Interest rate	Current coupon rate	Maturity date
Term Loan	$398	Floating	LIBOR plus 2% with a floor of 0.75%	2.75%	2017
Term Loan	$397	Floating	LIBOR plus 2.50% with a floor of 0.75%	3.25%	2020
Senior Unsecured Notes	$500	Fixed	3.5%	3.5%	2016
Senior Unsecured Notes	$750	Fixed	3.75%	3.75%	2018
Senior Unsecured Notes	$500	Fixed	5.75%	5.75%	2021
Senior Unsecured Notes	$500	Fixed	5.75%	5.75%	2023
Secured Revolving Credit Facility	$750	Floating	LIBOR plus 2%	2.16%	2017

Certain terms and Covenants of the U.S. dollar-denominated notes

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes. With respect to the Term Loans, the Company is required to repay $8 million annually.

The indentures governing the notes contain covenants that, among other things, limit the Company’s ability and that of restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock or make certain other restricted payments or investments; enter into agreements that restrict dividends from restricted subsidiaries; sell assets, including capital stock of restricted subsidiaries; engage in transactions with affiliates; and effect a consolidation or merger.

Certain portions of long-term and short-term debt as of September 28, 2014 in the principal amount of $1,545 million (December 31, 2013: $1,033 million) have been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries.

The notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of the Company’s current and future material wholly owned subsidiaries (“Guarantors”).

Pursuant to various security documents related to the above mentioned term loans and the $790 million (denominated €620 million) committed revolving credit facility, the Company and each Guarantor has granted first priority liens and security interests in, amongst others, the following, subject to the grant of further permitted collateral liens:

(a)	all present and future shares of capital stock of (or other ownership or profit interests in) each of its present and future direct subsidiaries, other than SMST Unterstützungskasse GmbH, and material joint venture entities;

(b)	all present and future intercompany debt of the Company and each Guarantor;

(c)	all of the present and future property and assets, real and personal, of the Company, and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, general intangibles, license rights, patents, trademarks, trade names, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds, but excluding cash and bank accounts; and

(d)	all proceeds and products of the property and assets described above.

Notwithstanding the foregoing, certain assets may not be pledged (or the liens not perfected) in accordance with agreed security principles, including:

•	if the cost of providing security is not proportionate to the benefit accruing to the holders; and

•	if providing such security requires consent of a third party and such consent cannot be obtained after the use of commercially reasonable efforts; and

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•	if providing such security would be prohibited by applicable law, general statutory limitations, financial assistance, corporate benefit, fraudulent preference, “thin capitalization” rules or similar matters or providing security would be outside the applicable pledgor’s capacity or conflict with fiduciary duties of directors or cause material risk of personal or criminal liability after using commercially reasonable efforts to overcome such obstacles; and

•	if providing such security would have a material adverse effect (as reasonably determined in good faith by such subsidiary) on the ability of such subsidiary to conduct its operations and business in the ordinary course as otherwise permitted by the indenture; and

•	if providing such security or perfecting liens thereon would require giving notice (i) in the case of receivables security, to customers or (ii) in the case of bank accounts, to the banks with whom the accounts are maintained. Such notice will only be provided after the secured notes are accelerated.

Subject to agreed security principles, if material property is acquired by the Company or a Guarantor that is not automatically subject to a perfected security interest under the security documents, then the Company or relevant Guarantor will within 60 days provide security over this property and deliver certain certificates and opinions in respect thereof as specified in the indenture governing the notes.

6 Interest Rate Risk

The Company has significant outstanding debt, which creates an inherent interest rate risk. Long-term debt was $3,790 million as of September 28, 2014 and $3,281 million as of December 31, 2013.

A sensitivity analysis in relation to our long-term debt with floating interest shows that if interest rates were to increase by 1% from the level of September 28, 2014 with all other variables held constant, the annualized interest expense would increase by $11 million. If interest rates were to decrease by 1% from the level of September 28, 2014 with all other variables held constant, the annualized interest expense would decrease by $2 million. This impact is based on the outstanding debt position as of September 28, 2014.

7 Litigation

We are regularly involved as plaintiffs or defendants in claims and litigation relating to matters such as commercial transactions and intellectual property rights. In addition, our divestments sometimes result in, or are followed by, claims or litigation by either party. From time to time, we also are subject to alleged patent infringement claims. We rigorously defend ourselves against these alleged patent infringement claims, and we rarely participate in settlement discussions. Although the ultimate disposition of asserted claims and proceedings cannot be predicted with certainty, it is our belief that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial position. However, such outcomes may be material to our consolidated statement of operations for a particular period.

With the support from its in-house and outside counsel and based on its best estimate, the Company records an accrual for any claim that arises whenever it considers that it is probable that it is exposed to a loss contingency and the amount of the loss contingency can be reasonably estimated. Based on the most current information available to it and based on its best estimate, the Company also reevaluates at least on a quarterly basis the claims that have arisen to determine whether any new accruals need to be made or whether any accruals made need to be adjusted.

Based on the procedures described above, the Company has an aggregate amount of approximately $6 million accrued for legal proceedings pending as of September 28, 2014, compared to approximately $7 million as of December 31, 2013. Such accruals are for the greater part included in “Accrued liabilities”. There can be no assurance that the Company’s accruals will be sufficient to cover the extent of its potential exposure to losses. Historically, legal actions have not had a material adverse effect on the Company’s business, results of operations or financial condition.

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Set forth below are descriptions of our most important legal proceedings pending as of September 28, 2014, for which the related loss contingency is either probable or reasonably possible, including the legal proceedings for which accruals have been made:

*	Two former employees of Signetics Corp, a predecessor of NXP Semiconductors USA, Inc. and their respective children each separately filed various counts against NXP Semiconductors USA, Inc. (negligence, premises liability, strict liability, abnormal and ultrahazardous activity, willful and wanton misconduct and loss of consortium) asserting exposure to harmful chemicals and substances while the employees concerned were working in a factory “clean room” of Signetics Corp., resulting in alleged physical injuries and eventual birth defects to their children. Initial discovery has commenced by both sides in above mentioned cases. Actual substantive responses are pending. A motion to dismiss has been filed.

*	In 2007, certain former employees of NXP Semiconductors France SAS employed by a subsidiary of the DSP Group, Inc. filed a claim against NXP Semiconductors France SAS before the Tribunal de Grande Instance in an emergency procedure (procédure de référé) to demand re-integration within NXP Semiconductors France SAS, following the closure of the DSP Group’s activities in France and the consequent termination of their employment agreements. The claim was rejected by the Tribunal de Grande Instance and on April 27, 2010 the Social Court (Conseil de Prud’hommes) in Caen also ruled in favor of NXP Semiconductors France SAS. The claimants filed for an appeal in last resort on May 18, 2010. The Cour d’Appel de Caen assigned the claim in its ruling of October 11, 2013. NXP Semiconductors France SAS has given notice of appeal for the Cour de Cassation and this procedure is still pending.

The estimated aggregate range of reasonably possible losses is based on currently available information in relation to the claims that have arisen and on the Company’s best estimate of such losses for those cases for which such estimate can be made. For certain claims, the Company believes that an estimate cannot currently be made. The estimated aggregate range requires significant judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants (including the Company) in such claims whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the claims, and the attendant uncertainty of the various potential outcomes of such claims. Accordingly, the Company’s estimate will change from time to time, and actual losses may be more than the current estimate. As at September 28, 2014, the Company believes that for all litigation pending its aggregate exposure to loss in excess of the amount accrued could range between $0 and approximately $23 million.

8 Related-party transactions

The Company’s related parties are the members of the board of directors of NXP Semiconductors N.V., the members of the management team of NXP Semiconductors N.V. and equity-accounted investees.

On May 13, 2014, certain of our stockholders offered 17,376,611 shares of our common stock, at a price of $60.35 per share. The offering was settled and closed on May 19, 2014. Subsequent to the settlement and closing, the consortium of funds advised by Kohlberg Kravis Roberts & Co. L.P. and Bain Capital Partners, LLC, Silver Lake Technology Management, L.L.C., Apax Partners LLP and AlpInvest Partners B.V. that purchased NXP on September 29, 2006 has sold all its remaining shares in us and no longer own our shares of common stock as of that date. NXP did not receive any proceeds from the sale of shares in the offering.

Other

We have a number of strategic alliances and joint ventures. We have relationships with certain of our alliance partners in the ordinary course of business whereby we enter into various sale and purchase transactions, generally on terms comparable to transactions with third parties. However, in certain instances upon divestment of former businesses where we enter into supply arrangements with the former owned business, sales are conducted at cost.

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The following table presents the amounts related to revenue and expenses incurred in transactions with these related parties:

	For the three months ended		For the nine months ended
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Revenue	—	—	1	—
Purchase of goods and services	25	29	71	78

The following table presents the amounts related to accounts receivable and payable balances with these related parties:

	September 28, 2014	December 31, 2013
Receivables	—	—
Payables	33	33

9 Restructuring charges

The restructuring liability balance as of September 28, 2014 primarily relates to:

•	A workforce reduction charge of $16 million recorded in the first quarter of 2014 as a result of redundancy at our ICN 8 wafer fab in Nijmegen;

•	A workforce reduction charge of $7 million recorded in the second quarter of 2014 as a result of redundancy at our wafer fab in Hamburg;

•	The OPEX Reduction Program announced in 2012. This cost savings and restructuring program was initiated to improve operational efficiency and to competitively position the Company for sustainable growth. A liability has been recognized relating to the associated costs. Its implementation is substantially complete. The majority of the remaining cash expenditures relating to this initiative are anticipated to be paid by the fourth quarter of 2014. In 2013, as part of the OPEX Reduction Program, we recognized an additional charge of $16 million associated with onerous contracts relating to leased office buildings in the Netherlands and France. The remaining balance as of September 28, 2014 relating to this program amounts to $20 million. The OPEX Reduction Program is expected to be completed by the third quarter of 2015;

•	Workforce reductions associated with the closure of our ICN 4 and ICN 6 wafer fabrication facilities in Nijmegen. This program was initiated to reduce our overall manufacturing footprint, consistent with our current manufacturing strategy which focuses on capabilities that differentiate NXP in terms of product features, process capabilities, cost, supply chain and quality. ICN 4 and part of ICN 6 were closed in the fourth quarter of 2013. The remaining part of ICN 6 was closed in the first quarter of 2014. The ICN 4 and ICN 6 program is completed in the third quarter of 2014.

The following table presents the changes in the position of restructuring liabilities in 2014 by segment:

	Balance January 1, 2014	Additions	Utilized	Released	Other changes	Balance September 28, 2014
HPMS	46	3	(24)	(3)	(4)	18
SP	31	14	(33)	(4)	—	8
Corporate and Other	40	17	(28)	(4)	(1)	24

	117	34	(85)	(11)	(5)	50

The total restructuring liability as of September 28, 2014 of $50 million is classified in the balance sheet under current liabilities ($47 million) and non-current liabilities ($3 million).

In the first nine months of 2014 the Company recorded $34 million of additional restructuring liabilities which largely consisted of workforce reductions as part of the Cost reduction program of ICN 8 wafer fab in Nijmegen and the fab in Hamburg.

The utilization of the restructuring liabilities mainly reflects the execution of ongoing restructuring programs the Company initiated in earlier years.

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The components of restructuring charges less releases recorded in the liabilities for the three and nine months ended September 28, 2014 and September 29, 2013 are as follows:

	For the three months ended		For the nine months ended
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Personnel lay-off costs	1	—	34	1
Lease and Contract Terminations	—	13	—	13
Release of provisions/accruals	(2)	—	(11)	(13)

Net restructuring charges	(1)	13	23	1

The following table summarizes the significant activity within, and components of, the Company’s restructuring obligations:

	Personnel lay- off costs	Lease and Contract Terminations	Total
Balance at January 1, 2014	110	7	117
Expense	23	—	23
Utilized 1)	(82)	(3)	(85)
Other changes	(5)	—	(5)

Balance at September 28, 2014	46	4	50

1)	Represents cash payments.

The restructuring charges less releases recorded in operating income are included in the following line items in the statement of operations:

	For the three months ended		For the nine months ended
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Cost of revenue	(1)	—	17	(7)
Selling, general and administrative	—	13	1	8
Research and development	—	—	5	—

Net restructuring charges	(1)	13	23	1

10 Provision for Income Taxes

Provision for Income Taxes:

	For the three months ended		For the nine months ended
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Tax expense (benefit)	4	1	31	10
Effective tax rate	2.9%	0.6%	6.7%	3.9%

The difference between our effective tax rates and our statutory tax rate of 25% resulted primarily from foreign earnings taxed at lower rates than our statutory tax rate and tax incentives in certain jurisdictions that have positively impacted our effective tax rate, offset by certain non-tax deductible expenditure, and the mix of income and losses in various jurisdictions.

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11 Segment Information

NXP is organized into two reportable segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”). Corporate and Other represents the remaining portion to reconcile to the Consolidated Financial Statements.

Our HPMS business segment delivers high performance mixed signal solutions to our customers to satisfy their system and sub-systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial, and software solutions for mobile phones. Our SP business segment offers standard products for use across many application markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive. The segments each include revenue from the sale and licensing of intellectual property related to that segment.

Corporate and Other includes unallocated expenses not related to any specific business segment and corporate restructuring charges.

Because the Company meets the criteria for aggregation set forth under ASC 280 “Segment Reporting”, and the operating segments have similar economic characteristics, the Company aggregates the results of operations of the Automotive, Identification, Infrastructure & Industrial and Portable & Computing operating segments into one reportable segment, HPMS, and the Standard Products and General Purpose Logic operating segments into another reportable segment, SP.

	For the three months ended		For the nine months ended
Revenue	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
HPMS	1,139	922	3,039	2,576
SP	333	291	944	851
Corporate and Other 1)	43	36	127	95

	1,515	1,249	4,110	3,522

	For the three months ended		For the nine months ended
Operating income (loss)	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
HPMS	274	184	706	485
SP	38	21	79	37
Corporate and Other 1)	(5)	(37)	(46)	(69)

	307	168	739	453

1)	Corporate and Other is not a segment under ASC 280 “Segment Reporting”.

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